Exhibit 12

SILGAN HOLDINGS INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

The following table sets forth Silgan Holdings Inc.’s computation of its ratio of earnings to fixed charges for the periods presented:

	Three Months Ended		Nine Months Ended
	Sept. 30, 2016	Sept. 30, 2015	Sept. 30, 2016	Sept. 30, 2015
	(Dollars in thousands)
Earnings before fixed charges:
Income before income taxes	$105,089	$104,764	$196,845	$216,913
Interest and other debt expense	17,318	17,159	50,657	50,364
Interest portion of rental expense	171	143	502	429
Earnings before fixed charges	$122,578	$122,066	$248,004	$267,706

Fixed charges:
Interest and other debt expense	$17,318	$17,159	$50,657	$50,364
Interest portion of rental expense	171	143	502	429
Capitalized interest	392	261	1,428	621
Total fixed charges	$17,881	$17,563	$52,587	$51,414

Ratio of earnings to fixed charges	6.86	6.95	4.72	5.21